

October 26, 2010

By U.S. Mail and facsimile to 888-310-2646

Daniel McCormick
Chief Executive Officer
Diamond Information Institute, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, Nevada 89102

> **Re:** **Diamond Information Institute, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-149978**

Dear Mr. McCormick:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your Form 10-K to include the audit opinion issued by MSPC, former auditors, on the financial statements of Diamond Information Institute for the fiscal year ended December 31, 2008.

Financial Statements, page F-2
Note 1.- Nature of Operations and Business Continuity. page F-6

2.   We note you presented the operations of your jewelry business as discontinued operations
as part of the share exchange transaction with Bergio International Inc. ("Bergio" or
formerly known as Alba Mineral Exporation, Inc. or "Alba") in October 2009. In that
transaction, it appears you were the accounting acquirer and you consolidated Bergio or
Alba after the transaction. However, you disclose in the second paragraph that "… Alba
acquired all of the assets and liabilities related to our business…the company became a
wholly owned subsidiary of Alba, and all of our operations related to the jewelry business
we were in were discontinued." In this regard, tell us and disclose your relationship with
Bergio and summarize for us your accounting for the transaction. Support your
accounting with authoritative accounting literature. Tell us and disclose why the jewelry
business was reported as discontinued operations as a result of the share transaction. In
this regard, explain to us how Bergio acquired the net assets of the Company while you
disclose that your shareholders own 60% of Bergio or Alba after the transaction. Further,
explain to us the business reasons for entering into the share exchange with Bergio
International, Inc.

Note 9 Subsequent Events, page F-11

3.   In a separate transaction on February 2, 2010, you state that Bergio sold 100% of the
equity interest in the Company to Macau Consultants and Advisory Services Inc, and
retained the net assets of the Company for $220,000. Explain to us how Bergio could
have sold 100% of the interests when DDI's former shareholders own 60% of the
Company.

Exhibit 31

4.   Please revise your certifications to remove the titles of your chief financial and executive
officers in the introductory line of the exhibits in future filings.

Form 10-Q for the quarterly period ended June 30, 2010

General

5.   It has come to our attention that your June 30, 2010 Form 10-Q has not been reviewed by
your registered public accounting firm. Please note your Form 10-Q is considered
substantially deficient and not timely filed. Therefore, please amend your filing to:

  * Identify and disclose in a footnote that the Form 10-Q is not reviewed and
    therefore it is deficient;
  * Label the columns of the financial statements as "not reviewed"; and
  * Describe how you will remedy the deficiency.

Further, when the review of your Form 10-Q is completed by your registered accounting firm, you must file an amendment to remove the related disclosures of the deficiency and the references of the financial statements as "not reviewed." Lastly, tell us and disclose what impact this deficiency had on your disclosure controls and procedures conclusions. We may have further substantial comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief